UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF

THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15218

LAFARGE

(Exact name of registrant as specified in its charter)

61, rue des Belles Feuilles,

75116 Paris France, +33 1 44 34 11 11

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value €4 per share

American Depositary Shares, each representing one-fourth of an Ordinary Share, par value €4 per share

US$600,000,000 6.15% Notes Due 2011

US$800,000,000 6.50% Notes Due 2016

US$600,000,000 7.125% Notes Due 2036

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Lafarge first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 2001.

B.	Lafarge has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Lafarge has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Lafarge last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) on July 18, 2006 when it sold the US$600,000,000 6.15% Notes Due 2011, US$800,000,000 6.50% Notes Due 2016, US$600,000,000 7.125% Notes Due 2036 under its automatic shelf registration statement filed with the Securities and Exchange Commission on July 10, 2006. Lafarge filed a post-effective amendment on October 9, 2007 withdrawing this automatic shelf registration statement, including all amendments and exhibits thereto, with respect to the unsold portion of securities registered thereon.

In addition, Lafarge has registered equity securities under the Securities Act pursuant to several registration statements on Form S-8. On June 15, 2007, Lafarge filed a Registration Statement on Form S-8 (Registration Statement 333-143803) registering 46,000 Ordinary Shares to be issued to participants under the Lafarge 2007 Stock Option Plan. On June 15, 2007, Lafarge filed a Registration Statement on Form S-8 (Registration Statement 333-143798) registering 22,335 Ordinary Shares to be issued to participants under the Lafarge 2007 Performance Share Plan. On August 2, 2007, Lafarge filed a Registration Statement on Form S-8 (Registration Statement 333-145056) registering 1,400,000 American Depositary Shares (each representing one fourth of an Ordinary Share), evidenced by American Depositary Receipts, to be issued to participants under the Lafarge 2007 Employee Stock Purchase Plan. Lafarge filed post-effective amendments on October 9, 2007 terminating the registration of unsold securities under these registration statements.

Item 3.	Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s Ordinary Shares is located in France, where the Company’s Ordinary Shares are listed on Eurolist by Euronext Paris (Compartment A) under the symbol “LG.”

B. The Company’s Ordinary Shares were first listed on the predecessor of Eurolist by Euronext Paris in 1923. The Company’s Ordinary Shares have been listed on Eurolist by Euronext Paris for at least the 12 months preceding the filing of this Form.

C. Each American Depositary Share (“ADS”) represents one-fourth of an Ordinary Share, and the ADSs traded on the New York Stock Exchange through September 21, 2007. During the 12-month period beginning on September 22, 2006 and ending on September 21, 2007, approximately 1.41% of the average daily trading volume of Lafarge’s Ordinary Shares (including Ordinary Shares represented by ADSs) occurred on Eurolist by Euronext Paris, the primary trading market identified above.

Item 4.	Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from September 22, 2006 to September 21, 2007.

B. The average daily trading volume of the securities that are the subject of this Form was 15,067 in the United States and 1,064,953 on a worldwide basis.

C. As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 1.41%.

D. The subject class of securities has been voluntarily delisted from the New York Stock Exchange. The final day of trading on the New York Stock Exchange was September 21, 2007. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 1.41%.

E. The Company has not terminated its sponsored American depositary receipt facility regarding its ADSs.

F. The Company obtained trading volume data for purposes of the calculations described in this Item 4 from Euronext and the New York Stock Exchange.

Item 5.	Alternative Record Holder Information

Not Applicable.

Item 6.	Debt Securities

Lafarge is the issuer of the US$600,000,000 6.15% Notes Due 2011 (“6.15% 2011 Notes”), US$800,000,000 6.50% Notes Due 2016 (“6.50% 2016 Notes”), US$600,000,000 7.125% Notes Due 2036 (“7.125% 2036 Notes”). As of June 29, 2007, the number of record holders of these debt securities on a worldwide basis identified on the basis of the records of the Depository Trust Company (DTC) is as follows:

Debt Securities	Number of Record Holders
6.15% 2011 Notes	45

6.50% 2016 Notes	38

7.125% 2036 Notes	23

Item 7.	Notice Requirement

A. The Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated August 2, 2007.

B. The press release described above was published on the Business Wire service and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on August 2, 2007.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website www.lafarge.com.

PART III

Item 10.	Exhibits

Not Applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lafarge has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Lafarge certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

October 9, 2007	By:	/s/ Bruno Lafont
Bruno Lafont
Chairman and Chief Executive Officer

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